Filed Pursuant to Rule 433
Registration No. 333-122925

OFFERING SUMMARY

(RELATED TO THE PROSPECTUS SUPPLEMENT,

SUBJECT TO COMPLETION, DATED DECEMBER 13, 2005)

ELKS®
EQUITY LINKED SECURITIES

CITIGROUP FUNDING INC.

PAYMENTS DUE FROM CITIGROUP FUNDING INC.

FULLY AND UNCONDITIONALLY GUARANTEED BY CITIGROUP INC.

ELKS BASED ON

NEWMONT MINING CORPORATION

DUE             , 2007

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-122925) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-800-248-3580.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

[LOGO OF CITIGROUP]

DECEMBER 13, 2005

ELKS® Based Upon Newmont Mining Corporation

Equity LinKed Securities due                 , 2007

This offering summary represents a summary of the terms and conditions of the ELKS. We encourage you to read the preliminary prospectus supplement and accompanying prospectus related to this offering.

OVERVIEW OF THE ELKS

Equity LinKed Securities, or ELKS®, are equity-linked investments that offer current income as well as limited protection against the decline in the price of the underlying stock on which the ELKS are based. ELKS pay a fixed coupon, with a yield greater than the underlying stock’s current dividend yield and the yield that would be payable on a conventional debt security of the same maturity issued by Citigroup Funding Inc.

The ELKS are not principal protected. In return for receiving the fixed coupon and limited protection against a decline in the price of the underlying stock, you give up participation in any increase in the price of the underlying stock during the term of the ELKS (except in limited circumstances) and you will not receive any dividends or other distributions, if any, paid on the underlying stock. The value of the payment at maturity you receive may be less than the amount of your initial investment in the ELKS and could be zero. The ELKS may be an attractive investment for an investor seeking a relatively high current income who is also willing to accept risk to the principal invested. This type of investor may include, but is not limited to

• Income oriented equity investors	• Current or prospective holders of the underlying stock

• Investors with moderate return expectations for the underlying stock who also seek limited protection against loss	• Investors in non-principal-protected convertible securities

The ELKS are a series of unsecured senior debt securities issued by Citigroup Funding, the payments on which are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The ELKS will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of payments due under the ELKS will rank equally with all other unsecured and unsubordinated debt of Citigroup. The return of the principal amount of your investment in the ELKS at maturity is not guaranteed.

HOW THE ELKS BASED UPON NEWMONT MINING CORPORATION WORK

ELKS Based Upon the Common Stock of Newmont Mining Corporation are equity-linked securities issued by Citigroup Funding that have a maturity of approximately one year. ELKS pay a semi-annual fixed coupon equal to approximately     % per annum (to be determined on the Pricing Date, as defined in “Preliminary Terms” below).

The ELKS are not principal protected. At maturity, you will receive (1) the final fixed coupon payment and (2) either (a) the principal amount invested, in cash, or (b) a fixed number of shares of Newmont Mining common stock. If the price of Newmont Mining common stock declines by approximately         % (to be determined on the Pricing Date) or more at any time from the Pricing Date up to and including the third trading day before maturity (whether intra-day or at the close of trading on any day), you will receive a fixed number of shares of Newmont Mining common stock equal to the Exchange Ratio. The Exchange Ratio will equal 10 divided by the Initial Share Price (as defined in “Preliminary Terms” below). Thus, if you receive Newmont Mining common stock at maturity and the price of Newmont Mining common stock at maturity is less than the Initial Share Price, the value of your maturity payment for each ELKS will be less than the price paid for each ELKS and could be zero. In this case, your investment in the ELKS will result in a loss, except to the extent of the fixed coupon payable on ELKS. If the price of Newmont Mining common stock does not decline by approximately         % (to be determined on the Pricing Date) or more from its Initial Share Price at any time from the Pricing Date up to and including the third trading day before maturity (whether intra-day or at the close of trading on any day), you will receive $10 for each ELKS you hold at maturity.

PRELIMINARY TERMS

Issuer:	Citigroup Funding Inc.
Guarantee:	Payments due on the ELKS are fully and unconditionally guaranteed by Citigroup, Citigroup Funding’s parent company; however, because the ELKS are not principal protected, you may receive a payment at maturity with a value less than the amount you initially invest.
Rating of the Issuer’s Obligations:	Aa1/AA- (Moody’s/S&P) based upon the Citigroup guarantee; however, because the ELKS are not principal protected, you may receive a payment at maturity with a value less than the amount you initially invest.
Principal Protection:	None
Security:	Equity LinKed Securities (ELKS®) Based Upon the Common Stock of Newmont Mining Corporation
Pricing Date:	, 2006
Issue Date:	Three business days after the Pricing Date
Valuation Date:	Approximately one year from the Pricing Date
Maturity Date:	Approximately one year from the Issue Date
Underlying Stock:	Newmont Mining Corporation
Issue Price:	$10.00 per ELKS
Coupon:	Approximately % per annum, paid semi-annually (to be determined on the Pricing Date)
Payment at Maturity:

For each $10 ELKS:

(1) a  number of shares of the Underlying Stock equal to the Exchange Ratio, if the trading price of the Underlying Stock at any time after the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of trading on any day) declines by         % (to be determined on the Pricing Date) or more, or

(2) $10 in cash

Exchange Ratio:	shares of the Underlying Stock per ELKS equal to $10 /Initial Share Price (to be determined on the Pricing Date)
Initial Share Price:	The closing price of the Underlying Stock on the Pricing Date
Listing:	Application has been made to list the ELKS on the American Stock Exchange under the symbol “EKM.”
Underwriting Discount:	2.25%
Calculation Agent:	Citigroup Global Markets Inc.
Fees and Conflicts:	Citigroup Global Markets Inc. and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the ELKS. Further, Citigroup Funding expects to hedge its obligations under the ELKS through the trading of the Underlying Stock or other instruments, such as options, swaps or futures, based upon the Underlying Stock by one of its affiliates. Each of Citigroup Funding’s hedging activities and Citigroup Global Markets Inc. role as the Calculation Agent for the ELKS may result in a conflict of interest.

BENEFITS OF THE ELKS

•   Current Income. The ELKS pay a semi-annual coupon with a yield set at a rate that is higher than the dividend yield currently paid by Underlying Stock on which the ELKS are based and the rate that would be paid on a conventional debt security with the same maturity issued by Citigroup Funding.

•   Protection Against Loss in Limited Circumstances. At maturity, you will receive your original investment in the ELKS even if the price of the Underlying Stock has declined from the Initial Share Price, as long as the price does not decline below the predetermined percentage at any time during the term of the ELKS (including intra-day). In this case, you will not suffer the same loss that a direct investment in the Underlying Stock would produce.

KEY RISK FACTORS FOR THE ELKS

An investment in the ELKS involves significant risks. While some of the risk considerations are summarized below, please review the “Risk Factors Relating to the ELKS” section of the preliminary prospectus supplement related to this particular offering for a full description of risks.

•	Potential for Loss. The maturity payment on the ELKS will depend on the price of the Underlying Stock during the term of the ELKS. If, at any time during the term of the ELKS (including intra-day), the price of the Underlying Stock declines from the Initial Share Price by the predetermined percentage or more, and the price of the Underlying Stock at maturity is less than the Initial Share Price, the maturity payment will be less than the initial investment in the ELKS and could be zero.

•	Appreciation May Be Limited. You will not participate in any appreciation in the price of the Underlying Stock, and the return on the ELKS will be limited to the coupon payable on the ELKS, unless (i) the price of the Underlying Stock at any time (including intra-day) during the term of the ELKS declines from the Initial Share Price by the predetermined percentage or more and (ii) the price of the Underlying Stock at maturity is greater than the Initial Share Price. Therefore, the return on the ELKS may be less than the return on a similar security that allows you to participate more fully in the appreciation of the price of the Underlying Stock, or on a direct investment in the Underlying Stock, if the price of the Underlying Stock at maturity is significantly greater than the Initial Share Price.

•	Potential for a Lower Comparative Yield. If the price of the Underlying Stock declines by the predetermined percentage or more at any time (including intra-day) during the term of the ELKS and the closing price of the Underlying Stock at maturity is less than the Initial Share Price, which will result in your receiving Underlying Stock with a value at maturity that is less than the principal amount of your ELKS, the effective yield on the ELKS may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

•	Relationship to the Underlying Stock. You will have no rights against the issuer of the Underlying Stock even though the market value of the ELKS and the maturity payment depend on the price of the Underlying Stock. The issuer of the Underlying Stock is not involved in the offering of the ELKS and has no obligations relating to the ELKS. In addition, you will have no voting rights and will not receive any dividend or other distributions, if any, with respect to the Underlying Stock unless and until shares of the Underlying Stock are distributed at maturity, if applicable.

•	Secondary Market. Citigroup Funding will apply to list the ELKS on the American Stock Exchange, but the secondary market may not be liquid and may not continue for the term of the ELKS. Although Citigroup Global Markets Inc. intends to make a market in the ELKS, it is not obligated to do so.

•	Resale Value of the ELKS. Due to changes in the price of and dividend yield on the Underlying Stock, interest rates, the earnings performance of the issuer of the Underlying Stock, other economic conditions and Citigroup Funding and Citigroup’s perceived creditworthiness, the ELKS may trade at prices below their initial price of $10 per ELKS. You could receive substantially less than the amount of your initial investment if you sell your ELKS prior to maturity.

•	Citigroup Credit Risk. The ELKS are subject to the credit risk of Citigroup, Citigroup Funding’s parent company and the guarantor of the payments due on the ELKS.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summarizes certain federal income tax considerations for U.S. investors that are initial holders of the ELKS and that hold ELKS and, if applicable, the Underlying Stock received at maturity of the ELKS as capital assets. In general, the semi-annual coupon payments should be divided into two separate components for tax purposes: an interest component and an option premium component. These components should be taxed as follows:

•	The interest component should be taxed as ordinary interest income in the year it is received or accrued in accordance with the U.S. investor’s method of accounting.

•	The option premium component should generally not be taxed until sale or maturity of the ELKS for cash. At maturity, the option premium component should be taxed as a short-term capital gain if the maturity payment is made in cash. If the maturity payment is made in shares of the Underlying Stock, the option premium component should reduce the cost basis of the stock received and no tax event should occur with respect to the option premium component until the disposal of the shares of the stock received.

No statutory, judicial or administrative authority directly addresses the characterization of the ELKS or instruments similar to the ELKS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the ELKS are not certain. Accordingly, a prospective investor (including a tax-exempt investor) in the ELKS should consult his or her tax advisor in determining the tax consequences of an investment in the ELKS.

In the case of a holder of an ELKS that is not a U.S. person and does not hold more than 5% in value of either the outstanding ELKS or the outstanding Newmont Mining common stock, the interest payments made with respect to the ELKS should not be subject to U.S. withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form). Any capital gain realized upon the sale or other disposition of the ELKS should not be subject to U.S. federal income tax if:

1.	such gain is not effectively connected with a U.S. trade or business of such holder, and

2.	in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

Investors should refer to the preliminary prospectus supplement related to this offering for additional information relating to U.S. federal income tax and should consult their own tax advisors to determine tax consequences particular to their situation.

NEWMONT MINING CORPORATION

According to publicly available documents, Newmont Mining Corporation is the world’s largest gold producer with significant assets or operations in the United States, Australia, Peru, Indonesia, Canada, Uzbekistan, Bolivia, New Zealand, Ghana and Mexico. Newmont Mining Corporation is currently subject to the informational requirements of the Securities Exchange Act. Accordingly, Newmont Mining Corporation files reports (including its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2005, June 30, 2005 and September 30, 2005), proxy statements and other information with the SEC.

The common stock of Newmont Mining Corporation is listed on the New York Stock Exchange under the symbol “NEM.” According to the Newmont Mining Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, as of October 24, 2005, there were 414,963,871 shares of common stock outstanding. Historical high and low sale prices for Newmont Mining common stock and the dividends paid on such stock for each quarter since the first quarter of 2000 are included in the preliminary prospectus supplement related to this offering under “Historical Data on the Common Stock of Newmont Mining Corporation.” The closing price of the common stock on December 13, 2005 was $50.58.

Neither Citigroup Funding nor Citigroup has participated in the preparation of Newmont Mining Corporation’s publicly available documents and has not made any due diligence investigation or inquiry of Newmont Mining Corporation in connection with the offering of the ELKS. No representation is made that the publicly available information about Newmont Mining Corporation is accurate or complete.

The ELKS represent obligations of Citigroup Funding only. Newmont Mining Corporation is not involved in any way in this offering and has no obligations relating to the ELKS or to holders of the ELKS.

HYPOTHETICAL MATURITY PAYMENT EXAMPLES

At maturity, investors will receive a final fixed coupon payment plus a maturity payment. The six examples of hypothetical maturity payment calculations set forth below are based on the following assumptions:

•	ELKS Issue Price: $10.00

•	Coupon: 8.50% per annum, payable semi-annually ($0.85 per ELKS total)

•	Initial Share Price: $50.00 per share of Newmont Mining common stock

•	Annualized current dividend yield of Newmont Mining common stock: 0.80%

•	Exchange Ratio: 0.20000 shares of Newmont Mining common stock per ELKS

•	At maturity, whether investors receive shares or their initial investment ($10.00 per ELKS) depends on whether Newmont Mining common stock has declined by 22.5% or more (to $38.75 or less) at any time after the Pricing Date up to and including the Valuation Date.

Example 1: The lowest trading price of Newmont Mining common stock at any time after the Pricing Date up to and including the Valuation Date is $39.00 per share, which is not less than or equal to 77.5% of the Initial Share Price, and the closing price of Newmont Mining common stock at maturity is $39.00 per share, which is less than the Initial Share Price.

Maturity payment: $10.00 per ELKS

Return on Newmont Mining common stock (excluding cash dividend payments): –22.00%

Return on ELKS (excluding coupon payments): 0.00%

Return on Newmont Mining common stock (including cash dividend payments): –21.20%

Return on ELKS (including coupon payments): 8.50%

Example 2: The lowest trading price of Newmont Mining common stock at any time after the Pricing Date up to and including the Valuation Date is $39.00 per share, which is not less than or equal to 77.5% of the Initial Share Price, and the closing price of Newmont Mining common stock at maturity is $50.00 per share, which is equal to the Initial Share Price.

Maturity payment: $10.00 per ELKS

Return on Newmont Mining common stock (excluding cash dividend payments): 0.00%

Return on ELKS (excluding coupon payments): 0.00%

Return on Newmont Mining common stock (including cash dividend payments): 0.80%

Return on ELKS (including coupon payments): 8.50%

Example 3: The lowest trading price of Newmont Mining common stock at any time after the Pricing Date up to and including the Valuation Date is $39.00 per share, which is not less than or equal to 77.5% of the Initial Share Price, and the closing price of Newmont Mining common stock at maturity is $60.00 per share, which is greater than the Initial Share Price.

Maturity payment: $10.00 per ELKS

Return on Newmont Mining common stock (excluding cash dividend payments): 20.00%

Return on ELKS (excluding coupon payments): 0.00%

Return on Newmont Mining common stock (including cash dividend payments): 20.80%

Return on ELKS (including coupon payments): 8.50%

Example 4: The lowest trading price of Newmont Mining common stock at any time after the Pricing Date up to and including the Valuation Date is $32.00 per share, which is less than or equal to 77.5% of the Initial Share Price, and the closing price of Newmont Mining common stock at maturity is $42.50 per share, which is less than the Initial Share Price.

Maturity payment: 0.20000 shares of Newmont Mining common stock (the hypothetical Exchange Ratio) per ELKS having a market value at maturity of $8.50.

Return on Newmont Mining common stock (excluding cash dividend payments): –15.00%

Return on ELKS (excluding coupon payments): –15.00%

Return on Newmont Mining common stock (including cash dividend payments): –14.20%

Return on ELKS (including coupon payments): –6.50%

Example 5: The trading price of Newmont Mining common stock at any time after the Pricing Date up to and including the Valuation Date is $32.00 per share, which is less than or equal to 77.5% of the Initial Share Price, and the closing price of Newmont Mining common stock at maturity is $50.00 per share, which is equal to the Initial Share Price.

Maturity payment: 0.20000 shares of Newmont Mining common stock (the hypothetical Exchange Ratio) per ELKS having a market value at maturity of $10.00.

Return on Newmont Mining common stock (excluding cash dividend payments): 0.00%

Return on ELKS (excluding coupon payments): 0.00%

Return on Newmont Mining common stock (including cash dividend payments): 0.80%

Return on ELKS (including coupon payments): 8.50%

Example 6: The trading price of Newmont Mining common stock at any time after the Pricing Date up to and including the Valuation Date is $32.00 per share, which is less than or equal to 77.5% of the Initial Share Price, and the closing price of Newmont Mining common stock at maturity is $55.00 per share, which is greater than the Initial Share Price.

Maturity payment: 0.20000 shares of Newmont Mining common stock (the hypothetical Exchange Ratio) per ELKS having a market value at maturity of $11.00.

Return on Newmont Mining common stock (excluding cash dividend payments): 10.00%

Return on ELKS (excluding coupon payments): 10.00%

Return on Newmont Mining common stock (including cash dividend payments): 10.80%

Return on ELKS (including coupon payments): 18.50%

SUMMARY CHART OF HYPOTHETICAL EXAMPLES

	Example 1	Example 2	Example 3	Example 4	Example 5	Example 6
Hypothetical Initial Share Price (per share)	$50.00	$50.00	$50.00	$50.00	$50.00	$50.00
77.5% of hypothetical Initial Share Price (per share)	$38.75	$38.75	$38.75	$38.75	$38.75	$38.75
Hypothetical lowest trading price (per share)	$39.00	$39.00	$39.00	$32.00	$32.00	$32.00
Is the hypothetical lowest trading price less than or equal to 77.5% of the hypothetical Initial Share Price?	No	No	No	Yes	Yes	Yes
Will 0.20000 shares (the hypothetical Exchange Ratio) Of Newmont Mining Common Stock Be Delivered at Maturity?	No	No	No	Yes	Yes	Yes
Hypothetical closing price at Maturity (per share)	$39.00	$50.00	$60.00	$42.50	$50.00	$55.00
Maturity payment (cash or market value of shares of Newmont Mining common stock per ELKS)	$10.00	$10.00	$10.00	$8.50	$10.00	$11.00
Return on Newmont Mining common stock (excluding cash dividend payments)	–22.00%	0.00%	20.00%	–15.00%	0.00%	10.00%
Return on ELKS (excluding coupon payments)	0.00%	0.00%	0.00%	–15.00%	0.00%	10.00%
Return on Newmont Mining common stock (including cash dividend payments)	–21.20%	0.80%	20.80%	–14.20%	0.80%	10.80%
Return on ELKS (including coupon payments)	8.50%	8.50%	8.50%	–6.50%	8.50%	18.50%

The examples above are for purposes of illustration only. The examples would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Initial Share Price, the percentage decline from the Initial Share Price which will cause you to receive a fixed number of shares of Newmont Mining common stock at maturity instead of cash and the change in the price of Newmont Mining common stock from the Initial Share Price during the term of the ELKS.

ERISA AND IRA PURCHASE CONSIDERATIONS

Employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), entities the assets of which are deemed to constitute assets of such plans, and government or other plans subject to laws substantially similar to ERISA are not permitted to purchase the ELKS.

Individual retirement accounts, individual retirement annuities and Keogh plans will be permitted to purchase or hold the ELKS as long as (1) no Citigroup Global Markets Inc. affiliate or employee manages the account or provides advice to the account that serves as a primary basis for the account’s decision to purchase or hold the ELKS, (2) if the account is owned by a Citigroup Global Markets Inc. employee, the employee does not receive any compensation as an employee (such as, for example, an addition to bonus) based on the purchase of ELKS by his/her account, and (3) any SEP, Simple, or Keogh plans that purchase ELKS cover only owners and not employees.

ADDITIONAL CONSIDERATIONS

The maturity payment on the ELKS is subject to adjustment for a number of events that modify Newmont Mining Corporation’s capital or corporate structures. You should refer to the section “Description of the ELKS—Dilution Adjustments” in the preliminary prospectus supplement related to this offering for more information. However, the maturity payment will not be adjusted for all events that may adversely affect the price of Newmont Mining common stock, and these other events may have the effect of reducing the maturity payment on the ELKS.

Citigroup Global Markets Inc. is an affiliate of Citigroup Funding. Accordingly, the offering will conform with the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Client accounts over which Citigroup or its affiliates have investment discretion are not permitted to purchase the ELKS, either directly or indirectly.

ELKS® is a registered service mark of Citigroup Global Markets Inc.

© 2005 Citigroup Global Markets Inc. Member SIPC. CITIGROUP and the Umbrella Device are trademarks and service marks of Citigroup Inc. and its affiliates and are used and registered throughout the world.